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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☑	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Butler, Marshall D. (Last) (First) (Middle)		Alpha Technologies Group, Inc.

	750 Lexington Avenue , 27th Floor	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			October 27, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	New York, NY 10022 (City) (State) (Zip)		☑	Director	☑	10% Owner		☑ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												651,825		D

	Common Stock												227,184		I		(1), (11)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Option to Buy		2.38						A

	Stock Option to Buy		6.60						A

	Stock Option to Buy		6.00						A

	Stock Option to Buy		8.63						A

	Stock Option to Buy		9.493						A

	Stock Option to Buy		2.85						A

	Warrants to Purchase Common Stock		1.42						A 4

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(2)	4/25/2003		Common Stock	25,000		(3)				D

	(4)	4/17/2005		Common Stock	49,998		(5)				D

	(6)	4/17/2005		Common Stock	2		(5)				D

	(7)	1/8/06		Common Stock	38,413		(5)				D

	(8)	1/8/06		Common Stock	11,587		(5)				D

	(9)	9/23/06		Common Stock	5,000		(5)				D

	10/1/02	9/30/12		Common Stock	125,000		(10)		255,000		D

Explanation of Responses:

(1) Includes shares held by a trust established by Mr. Butler over which he has no dispositive or voting powers. Mr. Butler disclaims beneficial ownership and pencuniary interest in such shares.

(2) 25,000 shares currently exercisable.

(3) These stock options were granted pursuant to the Company's 1985 Stock Option Plan.

(4) 33,332 shares currently exercisable; 16,666 shares will become exercisable on April 18, 2003.

(5) These stock options were granted pursuant to the Company's 1994 Stock Option Plan.

(6) 1 share currently exercisable; 1 shares will become exercisable on April 18, 2003.

(7) 16,667 shares currently exercisable; 16,666 shares will become exercisable on January 9, 2003 and 5,080 shares will become exercisable on January 9, 2004.

(8) 11,587 shares will become exercisable on January 9, 2004.

(9) 1,667 shares currently exercisable; 1,666 shares will become exercisable on September 24, 2003, and 1,667 shares will become exercisable on September 24, 2004.

(10) These warrants were issued to Mr. Butler in connection with a sale and leaseback transaction entered into between a limited liability company in which Mr. Butler owns a 50% equity interest and a subsidiary of Alpha Technologies Group, Inc.

(11) Does not include shares owned by dot.com of which Mr. Butler is a limited partner. Mr. Butler disclaims beneficial ownership of such shares.

/s/ Joseph A. Almeida (Attorney-in-Fact)	December 5, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.